Exhibit 12
Mariner Energy, Inc.
Ratio of Earnings to Fixed Charges
(Unaudited)

	For the Years Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
(In thousands, except ratio)	2006	2005	2004	2003	2002

Earnings from continuing operations before fixed charges
Income before taxes	188,806	61,775	105,300	45,688	29,993
Add: Fixed charges less capitalized interest	38,664	8,172	6,050	6,981	10,298
Earnings from continuing operations before fixed charges	227,470	69,947	111,350	52,669	40,291

Fixed Charges
Interest expense, net of capitalized interest	38,275	8,172	6,050	6,981	10,298
Add: Capitalized interest	1,528	703	434	727	1,021
Add: Amortization of discounts	389	—	—	—	—
Total Fixed Charges	40,192	8,875	6,484	7,708	11,319

Ratio of earnings to fixed charges	5.66	7.88	17.17	6.83	3.56